Exhibit 99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the year ended December 31, 2020. In this MD&A, “Aeterna Zentaris”, the “Company”, “we”, “us” and “our” mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s audited consolidated financial statements and the accompanying notes thereto as at December 31, 2020, December 31, 2019 and December 31, 2018 and for the years then ended. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company’s common shares are listed on both The Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) under the symbol “AEZS”.

All amounts in this MD&A are presented in United States (“U.S.”) dollars, except for share, option and warrant data, or as otherwise noted.

This MD&A was approved by the Company’s Board of Directors (the “Board”) on March 24, 2021. This MD&A is dated March 24, 2021.

Company Overview

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Commission approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed in the U.S. under the tradename Macrilen™ through a license agreement with Novo Nordisk Biopharm Limited (“Novo Nordisk”) where Aeterna Zentaris receives royalties on net sales. According to a commercialization and supply agreement, MegaPharm Ltd. (“MegaPharm”) will seek regulatory approval and then commercialize macimorelin in Israel and the Palestinian Authority. Additionally, upon receipt of pricing and reimbursement approvals, Aeterna Zentaris expects that macimorelin will be marketed in Europe and the United Kingdom through a recently established license agreement with Consilient Health Ltd. (“Consilient Health”) and Aeterna Zentaris will receive royalties on net sales and other potential payments. The Company is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (“CGHD”), an area of significant unmet need. The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Asia and the rest of the world, in addition to other non-strategic assets to monetize their value.

Aeterna Zentaris intends to balance risks and secure growth opportunities by re-establishing a diversified, yet focused, development pipeline to which the Company can best leverage its expertise and experience. The Company is focused on opportunistically utilizing its network with universities in Europe and the U.S. which provides, what the Company believes will be, vital access to innovative development candidates in different indications, with a focus on rare or orphan indications and potential for pediatric use. To date we have signed two such agreements with the Julius-Maximilians-University Wuerzburg (the “University of Wuerzburg”).

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About Forward-Looking Statements

This document contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations and such statements are made pursuant to the safe-harbor provision of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this MD&A and in our Annual Report on Form 40-F and annual information form, under the caption “Risk Factors” filed with the relevant Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements in this MD&A include, but are not limited to, those relating to: Aeterna’s expectation with respect to Study P02 (as defined below) (including the ability to commence in the second quarter of 2021, to enroll subjects in the U.S. or elsewhere in Study P02, and expectations that Study P02 are suitable to support a claim (regulatory approval) for potential  stand-alone testing with macimorelin), Aeterna’s expectation that, upon receipt of pricing and reimbursement approvals, macimorelin will be marketed in Europe and the United Kingdom, the aims and details of the pre-clinical and potential clinical studies involving the potential use of macimorelin to treat an undisclosed neurodegenerative disease being conducted by The University of Queensland (“Queensland University”), the potential of the coronavirus vaccine platform technology licensed from the University of Wuerzburg (and any vaccine candidates using that technology) to be effective as a vaccine against COVID-19 (SARS-CoV-2) or any other coronavirus disease or to offer an alternative to other approved vaccines against COVID-19, the ability to obtain approval to commence any clinical trial or the timeline to develop any potential vaccine and the characteristics of any potential vaccine, plans regarding the PTH (as defined below) fusion polypeptides licensed from The University of Sheffield, plans regarding autoimmunity modifying biologicals in-licensed from the University of Wuerzburg and the potential to treat neuromyelitis optica spectrum disorder, and Aeterna’s intentions with respect to growth opportunities and its business focus, including with respect to its cash position and development pipeline (including the ability to accelerate its development pipeline).

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others: the commencement of Study P02 may be delayed or we may not obtain regulatory approval to initiate that study, we may be unable to enroll the expected number of subjects in Study P02 and the result of Study P02 may not support receipt of regulatory approval in CGHD, we may be delayed or unsuccessful in obtaining pricing and reimbursement approvals in Europe and the UK to market macimorelin, that the University of Wuerzburg’s coronavirus vaccine platform technology (and any vaccine candidates using that technology) has never been tested in humans and so further pre-clinical or clinical studies of that technology and any vaccine developed using that technology may not be effective as a vaccine against COVID-19 (SARS-CoV-2) or any other coronavirus disease, that such technology or vaccines may not receive the necessary approvals to be studied in human clinical trials, that the timeline to develop a vaccine may be longer than expected, that such technology or vaccines may not be capable of being used orally, may not have the same characteristics (including storage temperatures) as vaccines previously approved using the Salmonella Typhi Ty21a carrier strain, any such vaccine developed using the University of Wuerzburg’s technology may not lower the evolution of resistant viral mutants or may not be competitive with vaccines developed by third parties against COVID-19, and that the Company may not be successful in negotiating a license to such technology from the University of Wuerzburg if the Company elects to exercise its option to negotiate, the risk that the pre-clinical research licensed from our partners, including that done with the University of Wuerzburg for autoimmunity modifying biologicals for the potential treatment of neuromyelitis optica spectrum disorder, does not lead to clinical trials in humans, our ability to raise capital and obtain financing to continue our currently planned operations, our ability to continue to list our common shares on the Nasdaq, results from ongoing or planned pre-clinical studies of macimorelin by Queensland University or for our other products under development may not be successful or may not support advancing the product to human clinical trials, our ability to raise capital and obtain financing to continue our currently planned operations, our dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo Nordisk, the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations, including studies, our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, uncertainties related to the regulatory process, unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), our reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and the U.S. for Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, our ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for macimorelin, any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, and the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 40-F and annual information form, under the caption “Risk Factors”. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

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We are a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the SEC. We are therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, management’s discussion and analysis, proxy or information circulars, annual reports on Form 40-F, material change reports and press releases with the appropriate securities regulatory authorities. Additional information about the Company and copies of these documents may be obtained free of charge upon request from our Corporate Secretary or on the Internet at the following addresses: www.zentaris.com, www.sedar.com and www.sec.gov.

Key Developments

Macimorelin Commercialization Program

On June 25, 2020, we announced that we entered into an exclusive distribution and related quality agreement with MegaPharm, a leading Israel-based biopharmaceutical company, for the commercialization in Israel and in the Palestinian Authority of macimorelin, to be used in the diagnosis of patients with AGHD and in clinical development for the diagnosis of CGHD.

Under the terms of the agreement, MegaPharm will be responsible for obtaining registration to market macimorelin in Israel and the Palestinian Authority, while the Company will be responsible for manufacturing, product supply, quality assurance and control, regulatory support, and maintenance of the relevant intellectual property. The regulatory process for macimorelin in Israel commenced in the first quarter of 2021.

On November 16, 2020, the Company announced that, through a wholly-owned subsidiary, it had entered into an amendment (the “Amendment”) of its existing License Agreement with Novo Nordisk related to the development and commercialization of macimorelin. Under the terms of the original License Agreement, Novo Nordisk was granted the exclusive right to commercialize macimorelin in the U.S. and Canada. Novo Nordisk is currently marketing macimorelin in the U.S. under the tradename Macrilen™ for the diagnosis of AGHD. Aeterna Zentaris, in collaboration with Novo Nordisk, is currently developing the expanded use of macimorelin for the diagnosis of CGHD, an area of significant unmet need. In late 2020, Aeterna Zentaris entered into the start-up phase for the clinical safety and efficacy study, AEZS-130-P02 (“Study P02”), evaluating macimorelin for the diagnosis of CGHD.

Under the Amendment, Aeterna Zentaris continues to retain all rights to macimorelin outside of the U.S. and Canada but, in demonstration of Novo Nordisk’s continued commitment to macimorelin, Novo Nordisk agreed to make an upfront payment to Aeterna Zentaris of €5 million which the Company received in December 2020. Under the Amendment, all other future potential commercialization milestone payments remain unchanged. To reflect Novo Nordisk’s additional and earlier investment in macimorelin, the royalty payment Aeterna Zentaris receives on sales in the U.S. and Canada was reduced from 15% to 8.5% for annual net sales up to U.S. $40 million and returns to 15% or more for annual net sales of macimorelin over U.S. $40 million.

Under the Amendment, both companies will continue to closely coordinate the activities related to the development and commercialization of macimorelin in the U.S. and Canada through a joint steering committee, with each party having decision rights in certain areas. Novo Nordisk will also receive co-ownership of the U.S. and Canadian patents and trademarks owned by Aeterna Zentaris on macimorelin but will be required to transfer co-ownership in those patents back to Aeterna Zentaris on the occurrence of certain termination events.

In addition, upon regulatory approval of macimorelin in the U.S. for the diagnosis of CGHD, if Novo Nordisk determines not to commercialize macimorelin in Canada, then Aeterna Zentaris has the option to exclusively license rights to macimorelin in Canada (but not in U.S.) to a third party. The Amendment also confirms that Aeterna Zentaris has the right to use the results from Study P02, if successful, to support Aeterna Zentaris seeking regulatory approval and ongoing efforts to seek partnering opportunities for macimorelin in Europe and other regions outside of the two countries licensed to Novo Nordisk, the U.S. and Canada.

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On December 7, 2020, we announced that we entered into an exclusive licensing agreement with Consilient Health for the commercialization in the E.U. and the United Kingdom of macimorelin in any diagnostic application, including the diagnosis of patients with AGHD and, subject to receipt of regulatory approval, CGHD. The Company received an upfront payment of €1 million in January 2021. Consilient Health is expected to negotiate the reimbursement of macimorelin in its licensed territories.

Macimorelin Clinical Program

On January 28, 2020, we announced the successful completion of patient recruitment for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of growth hormone deficiency (“GHD”) in children. This study, AEZS-130-P01 (“Study P01”), was the first of two studies as agreed with the European Medicine Agency (the “EMA”) in our Pediatric Investigation Plan (the “PIP”) for macimorelin as a GHD diagnostic. Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland into the circulatory system. The goal of Study P01 was to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having GHD. The recommended dose derived from Study P01 will be evaluated in the pivotal second study, Study P02, on diagnostic efficacy and safety. Study P01 was an international, multicenter study which was conducted in Hungary, Poland, Ukraine, Serbia, Belarus and Russia. Study P01 was an open label, group comparison, dose escalation trial designed to investigate the safety, tolerability, and pharmacokinetic/pharmacodynamic (“PK/PD”) of macimorelin acetate after ascending single oral doses of macimorelin at 0.25, 0.5, and 1.0 mg per kg body weight in pediatric patients from two to less than 18 years of age with suspected GHD. We enrolled a total of 24 pediatric patients across the three cohorts of the study. Per study protocol, all enrolled patients completed four study visits after successful completion of the screening period. At Visit 1 and Visit 3, a provocative growth hormone stimulation test was conducted according to the study sites’ local practices. At Visit 2, the macimorelin test was performed and following the oral administration of the macimorelin solution, blood samples were taken at predefined times for PK/PD assessment. Visit 4 was a safety follow-up visit at study end.

The final study results from Study P01 were published in the second quarter of 2020 indicating positive safety and tolerability data for use of macimorelin in CGHD as well as PK/PD data observed in a range as expected from the adult studies.

On April 7, 2020, the Company announced the decision of the EMA to accept our modification request of our PIP as originally approved in March 2017, which covered the conduct of two pediatric studies and defined relevant key elements in the outline of these studies. A request for modification of the PIP related to Study P02 became necessary to ensure that the study protocol would comply with expectations and requirements from both EMA as well as the FDA.

Study P02 is an open-label, single dose, multicenter and multinational study expected to enroll approximately 100 subjects worldwide, with at least 40 pre-pubertal and 40 pubertal subjects and a minimum of 25 subjects expected to be enrolled in the USA. The study design is expected to be suitable to support a claim for potential stand-alone testing, if successful. In addition, under the Amendment, Novo Nordisk and Aeterna Zentaris agreed that solely Aeterna Zentaris will conduct the pivotal Study P02 in partnership with a contract research organization (CRO). Given the full transfer of development activities to Aeterna Zentaris, the percentage of Study P02 clinical trial costs that Novo Nordisk is required to reimburse to Aeterna Zentaris was adjusted from 70% to 100% of costs up to €9 million and includes reimbursement of Aeterna Zentaris’ budgeted internal labor costs. Any additional external jointly approved Study P02 trial costs incurred over €9 million will be shared equally between Novo Nordisk and Aeterna Zentaris. Study P02 is expected to be initiated in the second quarter of 2021 with an expected completion date in July 2022, according to the PIP agreement with the EMA.

Macimorelin Pre-clinical Program

On January 13, 2021, we entered into a material transfer agreement with Queensland University to conduct preclinical and clinical studies evaluating macimorelin as a therapeutic for the treatment of an undisclosed neurodegenerative disease. Queensland University researchers aim to conduct preclinical studies in multiple models to demonstrate the therapeutic reach of macimorelin on disease progression and disease-specific pathology.

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Pipeline Expansion Opportunities

Expansion of orphan drug development pipeline with targeted immunosuppressive therapeutics

On January 28, 2021, the Company announced that it had licensed the exclusive worldwide rights to develop, manufacture and commercialize targeted, highly specific, autoimmunity modifying proteins, currently in early preclinical development, for the potential treatment of neuromyelitis optica spectrum disorder from the University of Wuerzburg, and made a payment of €100,000 to the University of Wuerzburg.

Evaluation and potential development of an oral prophylactic bacterial vaccine against COVID-19

On February 2, 2021, the Company announced that it had entered into an exclusive option agreement (the “Option Agreement”) to evaluate a preclinical potential COVID-19 vaccine developed at the University of Wuerzburg and made a payment of €110,000 to the University of Wuerzburg. The vaccine technology developed at the University of Wuerzburg uses a typhoid fever vaccine as a carrier strain and has the potential to be an orally active COVID-19 (SARS-CoV-2) live-attenuated bacterial vaccine. Under the Option Agreement entered into with the University of Wuerzburg, we have the right to negotiate an exclusive worldwide license to develop this technology for the prevention of coronavirus diseases, including COVID-19. We believe that, if it is determined that there is sufficient data to advance into human clinical trials, the development program for this particular COVID-19 vaccine is expected to be abbreviated because extensive clinical safety data is already available for the underlying vaccine strain, Salmonella Typhi Ty21a.

On March 14, 2021, the Company exercised the option under the Option Agreement and entered into a License Agreement with the University of Wuerzburg (the “Wuerzburg License Agreement”). Pursuant to the terms of the Wuerzburg License Agreement, the Company has been granted an exclusive, world-wide, license to certain patents and know-how owned by the University of Wuerzburg to research and develop, manufacture, and sell a potential COVID-19 vaccine using the University of Wuerzburg’s bacterial vaccine platform technology (the “Licensed Rights”). The Company will pay an up-front payment under the Wuerzburg License Agreement of €140,000 as well as make certain milestones payments to be paid upon the achievement of certain development, and regulatory and sales milestones as well as a percentage of any sub-licensing revenue received by the Company and royalty payments on net sales of the licensed vaccine products (including for by the Company or its sub-licensees). The Wuerzburg License Agreement will expire upon the latter of (i) the existence of a valid patent claim of a Licensed Right or (ii) 10 years after the first commercial sale of a product that was developed, manufactured, marketed, and sold using a least one Licensed Right. The Wuerzburg License Agreement may be terminated by the Company by providing six (6) months’ notice to the University of Wuerzburg. Pursuant to the Wuerzburg License Agreement, the University of Wuerzburg has also granted the Company an exclusive option for the exclusive use of the Licensed Rights in an undisclosed field. The Company has six (6) months from the date of the Wuerzburg License Agreement to exercise that is option. Additionally, the Company has entered into a Research Agreement under which the Company has engaged the University of Wuerzburg on a fee-for-service basis to conduct supplementary research activities and preclinical development studies on the potential vaccine.

Initiation of Preclinical Program for the Potential Treatment of Primary Hypoparathyroidism

On March 11, 2021, the Company announced that it had entered into an exclusive license from The University of Sheffield, United Kingdom, for the intellectual property relating to parathyroid hormone (“PTH”) fusion polypeptides covering the field of human use which will initially be studied by Aeterna Zentaris for the potential therapeutic treatment of primary hypoparathyroidism and made a cash payment of £100,000. Under the terms of the exclusive patent and know-how license agreement entered into with The University of Sheffield, Aeterna Zentaris obtained worldwide rights to develop, manufacture and commercialize PTH fusion polypeptides covered by the licensed patents for all human uses for an up-front cash payment and milestone payments to be paid upon the achievement of certain development, regulatory and sales milestones, as well as low single digit royalty payments on net sales of those products and certain fees payable in connection with sublicensing. Aeterna Zentaris will be responsible for the further development, manufacturing, approval and commercialization of the licensed products. Aeterna Zentaris has also engaged The University of Sheffield under a research contract to conduct certain research activities to be funded by Aeterna Zentaris, the results of which will be included within the scope of the license granted to Aeterna Zentaris.

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Financing activities

On February 21, 2020, the Company completed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29375 per share, priced at-the-market. Additionally, the Company issued to the investors in the offering unregistered warrants to purchase up to an aggregate of 2,608,696 common shares in a concurrent private placement. The warrants have an exercise price of $1.20 per common share, are exercisable immediately and will expire five and one-half years following the date of issuance. The net cash proceeds to the Company from the offering totaled $3.9 million. The Company issued 243,478 warrants to the placement agent with an exercise price of $1.61719 per common share, which are exercisable immediately and will expire five years following the date of issuance. Collectively, this financing is referred to as the “February 2020 Financing”.

Effective June 16, 2020, the Company registered under the Securities Act of 1933 the 2,608,696 investor warrants and 243,478 placement agent warrants issued on February 21, 2020 and the 3,325,000 investor warrants issued on September 20, 2019.

On July 7, 2020, the Company completed a public offering of 26,666,666 units at a price to the public of $0.45 per unit, for gross proceeds of $12 million, before deducting placement agent fees and other offering expenses payable by the Company, in the amount of $1.4 million. Each unit contained one common share (or common share equivalent in lieu thereof) and one investor share purchase warrant to purchase one common share. In total, 26,666,666 common shares, 26,666,666 investor share purchase warrants with an exercise price of $0.45 per share expiring July 7, 2025 and 1,866,667 placement agent warrants with an exercise price of $0.5625 per share expiring July 1, 2025 were issued. The net cash proceeds to the Company from the offering totaled $10.6 million. Collectively, this financing is referred to as the “July 2020 Financing”.

On August 5, 2020, the Company entered into a securities purchase agreement with several institutional investors in the U.S. providing for the sale and issuance of 12,427,876 common shares at a purchase price of $0.56325 per common share in a registered direct offering priced at-the-market under Nasdaq rules. The offering resulted in gross proceeds of $7 million. Concurrently, the Company issued to the purchasers unregistered warrants to purchase up to an aggregate of 9,320,907 common shares. The warrants are exercisable for a period of five and one-half years, exercisable immediately following the issuance date and have an exercise price of $0.47 per common share. In addition, the Company issued unregistered warrants to the placement agent to purchase up to an aggregate of 869,952 common shares, with an exercise price of $0.7040625 per share and an expiration date of August 3, 2025. The net cash proceeds to the Company from the offering totaled $6.3 million. Effective September 14, 2020, the Company registered the common shares underlying the 9,320,907 investor warrants and 869,952 placement agent warrants issued on August 3, 2020 by way of a registration statement which removed the cashless exercise option for registered warrants. Collectively, this financing is referred to as the “August 2020 Financing”.

During the period between January 1, 2021 and March 24, 2021, holders have exercised certain of our outstanding warrants to purchase 34,834,965 of our common shares for gross proceeds of approximately $20.0 million (such exercises, the “Warrant Exercises”).

On February 19, 2021, the Company closed a public offering of 20,509,746 common shares at a price to the public of $1.45 per common share, for gross proceeds of $29.7 million, before deducting underwriting discounts, commissions and offering expenses payable by the Company, in the amount of $2.8 million. Aeterna also granted the underwriter a 30-day overallotment option (the “Underwriter Option”) to purchase up to 3,076,461 additional common shares at the public offering price, less underwriting discounts and commissions, and 1,435,682 warrants with an exercise price of $1.8125 and expiring on February 17, 2026. The net cash proceeds to the Company from the offering totaled $26.9 million. On February 22, 2021, the underwriter exercised the Underwriter Option in full and received 3,076,461 common shares for gross proceeds to the Company of $4.5 million. In connection with the public offering and the exercise of the Underwriter Option, the Company paid commissions and other expenses of $0.4 million and issued 215,352 warrants priced at $1.8125 and expiring on February 17, 2026. Collectively, this financing is referred to as the “February 2021 Financing”.

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Nasdaq Letters

On July 27, 2020, we received a letter from the Listing Qualifications Staff of the NASDAQ (the “Staff”), notifying us that for the last 30 consecutive business days prior to the date of the letter, the closing bid price of our common shares was below $1.00 per share and, therefore, we did not meet the requirement for continued listing on Nasdaq as required by Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were granted a grace period of 180 calendar days, through January 25, 2021, and on January 26, 2021, we were granted a subsequent 180 calendar day extension, through July 26, 2021, to evidence compliance with the Bid Price Rule. On March 22, 2021, the Company received confirmation that it had regained compliance with the Bid Price Rule.

In addition to the minimum bid price requirement, the continued listing rules of Nasdaq require us to meet at least one of the following listing standards: (i) stockholders’ equity of at least $2.5 million, (ii) market value of listed securities (calculated by multiplying the daily closing bid price of our securities by our total outstanding securities) of at least $35 million or (iii) net income from continuing operations (in the latest fiscal year or in two of the last three fiscal years) of at least $500,000 (collectively, the “Additional Listing Standards”).

On April 8, 2020, we received a letter from the Staff notifying us that, based upon the net loss for the fiscal year ended December 31, 2019, we no longer satisfy the minimum net income requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5550(b)(3) and does not otherwise satisfy the alternative requirements of market value of listed securities or stockholders’ equity. We timely submitted a plan to regain compliance with Nasdaq Listing Rule 5550(b)(3), and on June 3, 2020 the Staff granted us an extension of 180 calendar days, through October 5, 2020, to evidence compliance with this requirement. On July 1, 2020, we priced an approximate $12 million public offering of our common shares and warrants, pursuant to which we ultimately raised approximately $10.5 million in net proceeds. As a result of the offering, on July 30, 2020, we received a letter from the Staff notifying us that the Staff determined that we comply with the stockholders’ equity component of the rules, subject to being delisted if in a future periodic report, we fail to evidence compliance. There is no assurance that we will maintain compliance, and therefore there can be no assurance that our common shares will remain listed on Nasdaq.

Changes in personnel

On December 16, 2019, the Company announced changes to its director composition planned for the first quarter of 2020. Mr. Gilles Gagnon (M.Sc., MBA, ICD.D) joined the Board on January 1, 2020 and replaced Robin Hoke Smith on the Nominating, Governance and Compensation Committee and joined the Audit Committee effective May 15, 2020. Mr. Gérard Limoges, who had served on the Board since 2004, retired from the Board on March 31, 2020, and was replaced by Mr. Pierre-Yves Desbiens (CPA, CA, MBA), who also replaced Mr. Limoges as Chair of the Audit Committee. On May 15, 2020, Mr. Peter Edwards (J.D.) joined the Board and replaced Dr. Brent Norton on the Audit Committee and on the Nominating, Governance and Compensation Committee.

Settlement of class-action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for the District of New Jersey. The settlement payment of $6.5 million will be funded entirely by our insurers. The class-action lawsuit alleged that the Company and certain of its former officers and directors violated the Securities Exchange Act of 1934 in connection with certain public statements between August 30, 2011 and November 6, 2014, regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company’s New Drug Application (“NDA”) for the product by the FDA. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

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Renegotiation of German building lease

Effective March 31, 2020, the Company and its landlord mutually agreed to modify its existing building lease agreement for its German subsidiary for 30,343 square feet for management, R&D, business development and administration whereby 9,882 square feet was retained for business development, clinical development, manufacturing, supply chain and management purposes, extended the lease term for its portion of the reduced space from April 30, 2021 to March 31, 2022 and, retained one sub-lessee until April 30, 2021. On May 5, 2020, the sub-lessee terminated its lease with the Company effective April 30, 2020 and signed a lease directly with the landlord. Aeterna Zentaris GmbH’s (“AEZS Germany”) revised square footage is 6,835 for business development, clinical development, manufacturing, supply chain and management purposes.

Exposure to epidemic or pandemic outbreak

As of March 24, 2021, coronavirus or COVID-19, a contagious disease that was characterized by the World Health Organization as a pandemic in early 2020, continues to affect the global community and is also adversely affecting our business operations. To date, the Company has not experienced significant business disruption from COVID-19. Given this rapidly evolving situation, the duration, scope and impact on our business operations, clinical studies and financial results cannot at this time be fully determined or quantified. Aeterna Zentaris has developed protocols and procedures should they be required to deal with any potential epidemics and pandemics and has implemented these protocols and procedures to address the current COVID-19 pandemic. Despite appropriate steps being taken to mitigate such risks, there can be no assurance that existing policies and procedures will ensure that the Company’s operations will not be further adversely affected. The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many regions and countries. There can be no assurance that a disruption in financial markets, regional economies and the world economy would not negatively affect Aeterna Zentaris’ access to capital or its financial performance.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could impair our operations including, among other things, employee mobility and productivity, availability of our facilities, conduct of our clinical trials and the availability and the productivity of third-party product and service suppliers. Please see the Risk Factor entitled “The economic effects of a pandemic, epidemic or outbreak of an infectious disease could adversely affect our operations or the market price of our common shares” in our Annual Report on Form 40-F for the year ended December 31, 2020.

Monetization of non-strategic assets

Opportunities for the Company to monetize non-strategic assets include preclinical work done on AEZS-120, a prostate cancer vaccine and preclinical and clinical work done on AEZS-104 (perifosine) and our small molecule kinase inhibitor program.

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Condensed Consolidated Statements of Comprehensive (Loss) Income Data

	Three months ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2020	2019	2020	2019	2018
	$	$	$	$	$
Revenues
License fees	856	19	911	74	24,325
Product sales	1,354	—	2,370	129	2,167
Royalty income	20	16	67	45	184
Sales commission	—	—	—	—	110
Supply chain	136	(17)	304	284	95
Total revenues	2,366	18	3,652	532	26,881
Operating expenses
Cost of sales	1,410	309	2,317	410	2,104
Research and development costs	626	263	1,506	1,837	2,932
General and administrative expenses	1,314	1,691	4,759	6,615	8,894
Selling expenses	404	38	1,134	1,214	3,109
Restructuring costs	—	(266)	—	507	—
Gain on modification of building lease	—	—	(219)	—	—
Impairment of right of use asset	—	(254)	—	22	—
(Reversal) of write off/write off of other asset	(139)	—	(139)	169	—
Total operating expenses	3,615	1,781	9,358	10,774	17,039
(Loss) income from operations	(1,249)	(1,763)	(5,706)	(10,242)	9,842
Settlements	—	—	—	—	(1,400)
Gain due to changes in foreign currency exchange rates	335	26	572	87	656
Change in fair value of warrant liability	—	533	1,147	4,518	263
Other finance (costs) income	(2)	10	(736)	(593)	278
Net finance income	333	569	983	4,012	1,197
(Loss) income before income taxes	(916)	(1,194)	(4,723)	(6,230)	9,639
Income tax (expense) recovery	(395)	188	(395)	188	(5,452)
Net (loss) income	(1,311)	(1,006)	(5,118)	(6,042)	4,187
Other comprehensive loss
Foreign currency translation adjustments	(657)	(268)	(1,139)	83	(260)
Actuarial (loss) gain on defined benefit plans	15	959	(650)	(1,068)	193
Comprehensive (loss) income	(1,953)	(315)	(6,907)	(7,027)	4,120
Net loss per share (basic)	(0.02)	(0.05)	(0.12)	(0.35)	0.25
Net loss per share (diluted)	(0.02)	(0.05)	(0.12)	(0.35)	0.24

(9)

Condensed Consolidated Statements of Financial Position Data

	As at December 31, 2020	As at December 31, 2019	As at December 31, 2018
(in thousands)
	$	$	$
Cash and cash equivalents	24,271	7,838	14,512
Trade and other receivables and other current assets	3,594	1,869	1,504
Inventory	21	1,203	240
Restricted cash equivalents	338	364	418
Property, plant and equipment	22	35	65
Right of use assets	157	582	—
Other non-current assets	8,874	8,090	8,272
Total assets	37,277	19,981	25,011
Payables and accrued liabilities and income taxes payable	2,594	3,596	4,635
Current portion of provision for restructuring and other costs	92	418	887
Current portion of deferred revenues	2,193	991	74
Lease liabilities	184	903	—
Warrant liability	—	2,255	3,634
Non-financial non-current liabilities (1)	19,003	14,281	13,874
Total liabilities	24,066	22,444	23,104
Shareholders’ equity (deficiency)	13,211	(2,463)	1,907
Total liabilities and shareholders’ equity (deficiency)	37,277	19,981	25,011

(1)	Comprised mainly of employee future benefits, provisions for restructuring and other costs and non-current portion of deferred revenues.

Critical Accounting Policies, Estimates and Judgments

Our consolidated financial statements as at December 31, 2020, December 31, 2019 and December 31, 2018 and for the years then ended have been prepared in accordance with IFRS.

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant when our consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(10)

Recent Accounting Pronouncements

Impact of adoption of significant new IFRS standards in 2020

(a)	IAS 1 Presentation of financial statements and IAS 8 Accounting policies, changes in accounting estimates and errors (amendment)

The amendments to IAS 1 and IAS 8 clarify the definition of material and seek to align the definition used in the Conceptual Framework with that in the standards themselves as well as ensuring the definition of material is consistent across all IFRS. The Company adopted these amendments effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s annual consolidated financial statements.

(b)	Conceptual framework for financial reporting

Together with the revised Conceptual Framework published in March 2018, the IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards. The Company adopted the Revised Conceptual Framework effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s annual consolidated financial statements.

IFRS Pronouncements issued but not yet effective

(c)	Annual improvements to IFRS standards 2018-2020

The annual improvements process addresses issues in the 2018-2020 reporting cycles including changes to IFRS 9, Financial Instruments, IFRS 1, First Time adoption of IFRS, IFRS 16, Leases, and IAS 41, Biological Assets.

i) The amendment to IFRS 9 addresses which fees should be included in the 10% test for derecognition of financial liabilities.

ii) The amendment to IFRS 1 allows a subsidiary adopting IFRS at a later date than its parent to also measure cumulative translation differences using the amounts reported by the parent based on the parent’s date of transition to IFRS.

iii) The amendment to IFRS 16’s illustrative example 13 removes the illustration of payments from the lessor related to leasehold improvements.

These amendments will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(d)	IAS 37 - Onerous contracts - Cost of fulfilling a contract

The amendment to IAS 37 clarifies the meaning of costs to fulfil a contract and that before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to the contract. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(e)	IAS 16 - Proceeds before intended use

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of Property, plant and equipment any proceeds received from selling items produced while the entity is preparing the assets for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is functioning properly). It also clarifies that an entity is testing whether the asset is functioning properly when it assesses the technical and physical performance of the asset. The amendment also requires certain related disclosures. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(f)	IAS 1 – Presentation of financial statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(11)

Financial Risk Factors and Other Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk and how we manage those risks are described in note 25 to the Company’s annual audited consolidated financial statements as at December 31, 2020, 2019 and 2018 and for the years then ended.

Results of operations for the three-month period ended December 31, 2020

For the three-month period ended December 31, 2020, we reported a consolidated net loss of $1.3 million, or $0.02 loss per common share (basic), as compared with a consolidated net loss of $1.0 million, or $0.05 loss per common share for the three-month period ended December 31, 2019. The $0.3 million increase in net results is primarily from an increase in total operating expenses of $1.8 million, an increase in net finance costs of $0.2 million, a change of tax expenses of $0.6 million partially offset by an increase in revenues of $2.3 million in operating expenses.

Revenues

Our total revenue for the three-month period ended December 31, 2020 was $2.4 million as compared with $0.02 million for the same period in 2019, representing an increase of $2.4 million. The 2020 revenue was comprised of $1.4 million in product sales (2019 - $nil), $0.9 million in licensing revenue (2019 - $0.02 million), $0.02 million in royalty revenue (2019 - $0.2 million) and $0.1 million in supply chain revenue (2019 – ($0.02) million).

On November 16, 2020, the Company announced that it had entered into the Amendment of its existing License Agreement and received an upfront payment of €5,000 ($6,109) in December 2020. Since the only remaining obligation under the amended contract is the sale of the right to acquire the license of a future FDA approved pediatric indication, the Company accounted for the modification to the License Agreement as an adjustment to the existing License Agreement with Novo Nordisk, on a prospective basis. The adjusted transaction price that was attributable to the future royalty rate was allocated to both the right to use the existing and future license indications. Based on change to the relative fair values of the adult and pediatric indications as a result of the change in the terms of the License Agreement, the Company determined that 9% of the future revenue streams should be allocated to the adult indication and 91% to the pediatric indication. Accordingly, the Company recognized $550 (€470) to the adult indication which was recognized in revenues for the year ended December 31, 2020 and has deferred $5,559 (€4,530) to be recognized over time on a straight-line basis until the expected FDA approval date of June 2023.

Operating expenses

Our total operating expense for the three-month period ended December 31, 2020 was $3.6 million as compared with $1.8 million for the same period in 2019, representing an increase of $1.8 million. This increase arises primarily from a $1.1 million increase in cost of sales, $0.4 million increase in research and development costs, $0.4 million increase in selling expenses and $0.5 million in costs incurred in the fourth quarter of 2019 and not incurred in the fourth quarter of 2020 (comprised of $0.3 million in restructuring costs and approximately $0.2 million in impairment of right of use asset), offset by a decline of $0.4 million in general and administrative expenses and a reversal of $0.1 million of write off of other asset.

In the fourth quarter of 2020, cost of sales increased from the sale of a batch of macimorelin to Novo Nordisk. The increase in research and development costs reflect the Company’s initial pipeline expansion activities in 2020 as compared to close out activities for Study P01 in 2019. The impact of our June 2019 restructuring in our German subsidiary, namely for payroll and share based compensation costs, was a key influence in the declines in general and administrative expenses.

Net finance income

Our net finance income for the three-month period ended December 31, 2020 was $0.3 million as compared with $0.6 million for the same period in 2019, representing a decrease of $0.3 million. This is primarily due to a $0.5 million lower gain in the change in fair value of warrant liability offset by $0.3 million from changes in currency exchange rates. By December 31, 2020, the Company had registered all of the common shares underlying all of its issued and outstanding warrants.

(12)

Results of operations for the year ended December 31, 2020

For the twelve-month period ended December 31, 2020, we reported a consolidated net loss of $5.1 million, or $0.12 loss per common share, as compared with a consolidated net loss of $6.0 million, or $0.35 loss per common share (basic), for the twelve-month period ended December 31, 2019. The $0.9 million improvement in net results is primarily from an increase in total revenues of $3.1 million and a reduction of operating expenses of $1.4 million partially offset by a $3.0 million decline in net finance income and an increase in income tax expense of $0.6 million.

Revenues

Our total revenue for the twelve-month period ended December 31, 2020 was $3.7 million as compared with $0.5 million for the same period in 2019, representing an increase of $3.2 million. The 2020 revenue was comprised of $2.4 million in product sales (2019 – $0.1 million), $0.9 million in licensing revenue (2019 - $0.07 million), $0.3 million in supply chain (2019 - $0.3 million) and $0.0.07 million in royalty income (2019 - $0.05 million).

On November 16, 2020, the Company announced that it had entered into the Amendment of its existing License Agreement and received an upfront payment of €5,000 ($6,109) in December 2020. Since the only remaining obligation under the amended contract is the sale of the right to acquire the license of a future FDA approved pediatric indication, the Company accounted for the modification to the License Agreement as an adjustment to the existing License Agreement with Novo Nordisk, on a prospective basis. The adjusted transaction price that was attributable to the future royalty rate was allocated to both the right to use the existing and future license indications. Based on change to the relative fair values of the adult and pediatric indications as a result of the change in the terms of the License Agreement, the Company determined that 9% of the future revenue streams should be allocated to the adult indication and 91% to the pediatric indication. Accordingly, the Company recognized $550 (€470) to the adult indication which was recognized in revenues for the year ended December 31, 2020 and has deferred $5,559 (€4,530) to be recognized over time on a straight-line basis until the expected FDA approval date of June 2023.

Operating expenses

Our total operating expense for the twelve-month period ended December 31, 2020 was $9.4 million as compared with $10.8 million for the same period in 2019, representing a decrease of $1.4 million. This decline arises primarily from a $1.9 million reduction in general and administration expenses, a decrease of $0.5 million in restructuring costs, a $0.3 million reduction in research and development costs, a $0.3 million reversal in write off of other asset, a $0.2 million gain on modification of building lease and $0.1 million reduction in selling costs, offset by an increase of $1.9 million in cost of sales. This decline in operating expenses is in-line with the expected impact of our cost control initiatives as previously implemented and the impact of the 2019 restructuring at our German subsidiary.

Net finance income

Our net finance income for the twelve-month period ended December 31, 2020 was $1.0 million as compared with $4.0 million for the same period in 2019, representing a decrease of $3.0 million. This is primarily due to a $3.4 million change in fair value of warrant liability, an increase of $0.1 million in other finance costs and a $0.5 million increase in gain due to foreign currency exchange rates.

Throughout 2020 and by December 31, 2020, the Company registered the common shares underlying all of its issued and outstanding warrants which removed the cashless exercise option from all warrants. By doing so, the requirement to account for these warrants as liabilities, which necessitated periodic fair value gains and losses to be recognized in the consolidated statements of comprehensive (loss) income, was removed and the value of these warrants are all carried in Shareholders’ equity (deficiency) in the consolidated statements of financial position.

(13)

Selected quarterly financial data

	Three months ended
(in thousands, except for per share data)	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
	$	$	$	$
Revenues	2,366	128	68	1,090
Net (loss) income	(1,311)	(1,136)	(3,450)	779
Net (loss) income per share [basic and diluted]*	(0.02)	(0.02)	(0.15)	0.04

	Three months ended
(in thousands, except for per share data)	December 31, 2019	September 30, 2019	June 31, 2019	March 31, 2019
	$	$	$	$
Revenues	18	283	194	37
Net (loss) income	(1,006)	(331)	206	(4,911)
Net (loss) income per share [basic and diluted]*	(0.05)	(0.02)	0.01	(0.30)

*	Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net (loss) income cannot be taken as reflective of recurring revenue or expenditure patterns of predictable trends, largely given the non-recurring nature of certain components of our historical revenues, due most notably to unpredictable quarterly variations in net finance income, which are impacted by periodic “mark-to-market” revaluations of our warrant liability and of foreign exchange gains and losses. In addition, we cannot predict what the revenues from royalties will be earned from the License Agreement.

Use of cash and cash equivalents

We began 2020 with $7.8 million in cash and cash equivalents. During the twelve-month period ended December 31, 2020, our operating activities consumed $4.1 million, our financing activities provided $20.5 million and our investing activities provided $0.1 million. As at December 31, 2020 we had $24.3 million of cash and cash equivalents.

(14)

Liquidity and capital reserves

Our operations and capital expenditures have generally been financed through certain transactions impacting our cash flows from operating activities, public equity offerings, registered direct offerings and issuances under various “at-the-market” offering programs. A portion of the Company’s cash is held in AEZS Germany, which is the counter-party to various license and distribution agreements for the Company’s only approved product. In September 2019 and February, July and August of 2020 the Company completed financings resulting in total funding (net of transaction costs) of $24.9 million. The Company also completed a financing in February 2021Net cash proceeds were deposited in the Canadian parent company accounts and such funds can be provided to its German subsidiary, if and when needed. During 2020, AEZS Germany signed agreements with Novo Nordisk and Consilient Health whereby AEZS Germany received cash payments of €5 million ($6.1 million) in fiscal 2020 and €1 million ($1.2 million) in January 2021, respectively, and expects to use this cash to fund its operations directly.

(in thousands)	Years ended December 31,
	2020	2019	2018
	$	$	$
Cash and cash equivalents - beginning of period	7,838	14,512	7,780
Cash (used in) provided by operating activities	(4,129)	(10,725)	6,825
Cash flows provided by financing activities	20,468	3,893	—
Cash flows provided by (used in) investing activities	56	50	(35)
Effect of exchange rate changes on cash and cash equivalents	38	108	(58)
Cash and cash equivalents - end of period	24,271	7,838	14,512

Operating Activities

Cash used by operating activities totaled $4.1 million for the twelve months ended December 31, 2020, as compared to $10.7 million used by operating activities in the same period in 2019. This $6.6 million improvement in operating activities is attributed primarily to the receipt of the non-refundable payment of €5 million from Novo Nordisk and the impact of the June 2019 restructuring in Germany, primarily impacting payroll and share-based compensation costs.

Financing Activities

Cash provided by financing activities totaled $20.5 million for the twelve months ended December 31, 2020, as compared with cash provided by financing activities of $3.9 million in the same period in 2019. On February 21, 2020, the Company completed the February 2020 Financing with net cash proceeds of $3.9 million. In 2020, the Company also completed the July 2020 Financing with net proceeds of $10.6 million and the August 2020 Financing with net proceeds of $6.3 million (2019 – completed the September 2019 financing for $4.2 million).

Capital stock

As at March 24, 2021, we had 121,124,785 common shares issued and outstanding, as well as 506,400 stock options, 173,000 deferred share units and 11,692,435 warrants outstanding.

(15)

During the period beginning on January 1, 2021 and March 24, 2021, holders have exercised certain of our outstanding warrants, as follows:

	Number Exercised	Exercise Price	Cash Receipts
September 2019 Investor warrants	2,000,000	$1.65	$3,300,000
February 2020 Investor warrants	1,739,130	$1.20	$2,086,956
July 2020 Investor warrants	20,794,333	$0.45	$9,357,450
July 2020 Placement Agent warrants	1,866,667	$0.5625	$1,050,000
August 2020 Investor warrants	7,589,883	$0.47	$3,567,245
August 2020 Placement Agent warrants	869,952	$0.7040625	$612,501
	34,859,965		$19,974,152

Long-term incentive and stock option plan

	Year ended December 31, 2020
	U.S.$ Stock options	Weighted average exercise price	DSUs	CAN$ Stock options	Weighted average exercise price
	(Number)	(U.S.$)	(Number)	(Number)	(CAN$)
Balance – Beginning of year	741,116	3.61	212,000	441	912.00
Granted	180,000	0.37	120,000	—	—
Exercised	—	—	(159,000)	—	—
Canceled/Forfeited	(330,350)	2.56	—	—	—
Expired	(84,366)	2.14	—	(441)	912.00
Balance – End of year	506,400	1.44	173,000	—	—

Adequacy of financial resources

Since inception, the Company has incurred significant expenses in its efforts to develop and co-promote products. Consequently, the Company has incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of Macrilen™ (macimorelin) in the U.S. and Canada. As at December 31, 2020, the Company had an accumulated deficit of $322.7 million. The Company also had a net loss of $5.1 million for the twelve months ended December 31, 2020, and negative cash flow from operations of $4.1 million. A portion of the Company’s cash is held in AEZS Germany, which is the counter-party to various license and distribution agreements for the Company’s only approved product. In September 2019 and February, July and August of 2020 the Company completed financings resulting in total funding (net of transaction costs) of $24.9 million. The Company also completed a financing in February 2021. Net cash proceeds were deposited in the Canadian parent company accounts and such funds can be provided to its German subsidiary, if and when needed. During 2020, AEZS Germany signed agreements with Novo Nordisk and Consilient Health whereby AEZS Germany received €6 million in cash payments and expects to use this cash to fund its operations directly.

The Company’s principal focus in 2020 was the commercialization of Macrilen™ (macimorelin) and it currently does not have any other approved products. During 2020, the Company, through AEZS Germany, entered into a distribution agreement with MegaPharm, an Amendment to its License Agreement with Novo Nordisk and a new license agreement with Consilient, resulting in €6 million in committed non-refundable payments. In addition, the Amendment with Novo Nordisk has reduced the Company’s share of the Study P02 costs from paying 30% of trial costs to sharing any costs exceeding €9 million equally with Novo Nordisk. Our Study P01 was successfully completed in early 2020 and these results have informed the initiation of Study P02, expected to start in the second quarter of 2021.

(16)

Between January 1, 2021 and March 24, 2021, the Company has raised net proceeds of approximately $31.0 million from a registered public offering and $20.0 million from the Warrant Exercises. We have modified our business focus as follows: to investigate further therapeutic uses of Macrilen™ (macimorelin), expand pipeline development activities, further expand the commercialization of macimorelin in available territories, potentially fund the pediatric clinical trial in the E.U. and U.S. for macimorelin if such trials exceed €9 million.

In 2020, the COVID-19 pandemic began causing significant financial market declines and social dislocation. To date, the Company has not experienced significant business disruption from COVID-19. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. The spread of COVID-19 may impact our operations, including the potential interruption of our clinical trial activities and our supply chain, or that of our licensee. For example, the COVID-19 outbreak may delay enrollment in our clinical trial due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to be enrolled in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our product candidates. The pandemic may also impact the ability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Our licensee may be impacted due to significant delays of diagnostic activities in the U.S.

Contractual obligations and commitments as at December 31, 2020

(in thousands)	Service and manufacturing

$
Less than 1 year	258
1 - 3 years	10
4 - 5 years	—
More than 5 years	—
Total	268

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

Securities class action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for the District of New Jersey. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

Related Party Transactions and Off-Balance Sheet Arrangements

Other than employment agreements and indemnification agreements with our management, there are no related party transactions.

As at December 31, 2020, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described under the caption “Risk Factors” in our most recent Annual Report on Form 40-F and annual information form for the year ended December 31, 2020 for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

(17)

Our most recent Annual Report on Form 40-F and annual information form were filed with the relevant Canadian securities’ regulatory authorities at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2020. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at December 31, 2020.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aeterna Zentaris; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Company management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as at December 31, 2020.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2020 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

(18)